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18000094

Mail Processing Section

FEB 12 2018

Washington DC
406

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 67068

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lynx Capital, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Parson Brown Ct.
(No. and Street)

Moraga (City) CA (State) 94556 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Theodore J. Deutz 925-388-0462
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson
(Name – *if individual, state last, first, middle name*)

18401 Burbank Blvd., Suite 120 (Address) Tarzana (City) CA (State) 91356 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DMS

DM

OATH OR AFFIRMATION

I, Theodore J. Deutz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lynx Capital, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

PRESIDENT

Title

Christina French

Notary Public

CHRISTINA FRENCH
Notary Public - California
Contra Costa County
Commission # 2179592
My Comm. Expires Feb 10, 2021

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

See attached CA Notarial Certificate.

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 ~~__________~~
2 ~~__________~~
3 ~~__________~~
4 ~~__________~~
5 ~~__________~~
6 ~~__________~~

Signature of Document Signer No. 1 | *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Contra Costa

Subscribed and sworn to (or affirmed) before me on this 19th day of January, 2018, by
Date / Month / Year
(1) Theodore J. Deutz
(and (2) ____________________),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

CHRISTINA FRENCH
Notary Public – California
Contra Costa County
Commission # 2179592
My Comm. Expires Feb 10, 2021

Signature Christina French
Signature of Notary Public

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ____________________ **Document Date:** __________

Number of Pages: ______ **Signer(s) Other Than Named Above:** ____________________

Lynx Capital, LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2017

Lynx Capital, LLC
Statement of Financial Condition
December 31, 2017

Assets	
Cash	$ 13,440
Commissions receivable	16,667
Other asset	50
Total assets	$ 30,157
Liabilities and Member's Equity	
Liabilities	
Accrued expenses	$ 487
Total liabilities	487
Member's Equity	29,670
Total liabilities and member's equity	$ 30,157

The accompanying notes are an integral part of these financial statements

Lynx Capital, LLC
Income Statement
For the Year Ended December 31, 2017

Revenues	
Investment banking fees	$ 60,024
Placement fees	220,614
Other revenue	2,257
Total Revenues	282,895
Operating Expenses	
Commission expense	234,684
Email service	2,237
Insurance	2,662
Professional fees	16,323
Regulatory fees	5,101
All other operating expenses	4,372
Total Expenses	265,379
Net Income before taxes	17,516
Provision for taxes	800
Net Income	$ 16,716

The accompanying notes are an integral part of these financial statements

Lynx Capital, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2017

Balance, January 1, 2017	$ 12,954
Net income	16,716
Balance, December 31, 2017	$ 29,670

The accompanying notes are an integral part of these financial statements

Lynx Capital, LLC
Statement of Cash Flows
For the Year Ended December 31, 2017

Cash flows from operating activities:	
Net income	$ 16,716
Adjustments to reconcile net income to net cash used in operating activities	
(Increase) decrease in assets:	
Accounts receivable	(16,667)
Prepaid expenses	-
Other asset	-
Increase (decrease) in liabilities:	
Accrued expenses	(7,186)
Unearned revenue	(1,250)
Net cash used in operating activities	(8,387)
Cash at beginning of year	21,827
Cash at end of year	$ 13,440
Supplemental Cash Flow Information	
Cash paid for interest	$ -
Cash paid for tax	$ 800

The accompanying notes are an integral part of these financial statements

Lynx Capital, LLC
Notes to Financial Statements
December 31, 2017

Note 1 – Organization and Nature of Business

Lynx Capital, LLC, formerly GP Group, LLC (the "Company"), was organized in the State of California on October 21, 2008. The Company operates as a registered broker-dealer in securities under the Securities and Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in providing private placement of securities on a best effort basis and corporate finance and other investment banking advisory services. The Company does not carry security accounts for customers and does not perform custodial functions relating to customer securities.

The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Investment advisory services
- Private placements of securities

Under its membership agreement with FINRA and pursuant to Rule 15c3 (k) (2) (i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Note 2 – Significant Accounting Policies

Use of Estimates – The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fee Income – Fee income is earned from providing private placement and advisory services. Revenue is recognized when earned, either by fee contract or the success of a predetermined specified event, and the income is reasonably determinable and collectability assured. Revenue collected in advance of performing the service is treated as unearned revenue.

Income Taxes – The Company, a limited liability company, is a disregarded entity for tax purposes. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. However, the Company is subject to the annual California LLC tax of $800 and a California LLC fee based on gross income. The Company is no longer subject to examinations by major tax jurisdictions for years before 2013.

Note 3 – Fair Value of Financial Instruments

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts. The Company has no financial instruments required to be reported at fair value on a recurring basis.

Note 4 – Related Party Transactions

The Company uses the personal residence of the principal as office space and does not pay rent or other related expenses.

Note 5 – Concentration of Credit Risk

For the year ended December 31, 2017, 100% of fee income was earned from two clients.

Note 6 – Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day by day, but on December 31, 2017, the Company had net capital of $12,953 which was $7,953 in excess of its required net capital of $5,000. The Company's net capital ratio was .04 to 1.

Note 7 – SIPC Supplementary Report Requirement

The Company is not required to complete the SIPC Supplementary Report under SEC Rule 17a-5(e) (4) for fiscal year ending December 31, 2017 because the Company's SIPC Net Operating Revenues are under $500,000.

Note 8 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2017 through January 19, 2018, the date the financial statements were issued, and has determined that no subsequent events occurred, the nature of which would require disclosure.

Supplemental Information

Lynx Capital, LLC
Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1
December 31, 2017

Computation of Net Capital	
Total ownership equity (from Statement of Financial Condition)	$29,670
Non allowable assets:	
Commissions receivable	(16,667)
Other current assets	(50)
Net Capital	$12,953
Computation of Net Capital Requirements	
Minimum net capital indebtedness	
6.67% of net aggregate indebtedness	33
Minimum dollar net capital required	5,000
Net Capital required (greater of above amounts)	5,000
Excess Capital (Deficit)	$ 7,953
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$12,904
Computation of Aggregate Indebtedness	
Total liabilities (from Statement of Financial Condition)	487
Ratio of indebtedness to net capital	0.04

Reconciliation with Company's Net Capital Computation (included in Part II of Form X-17A-5 as of December 31, 2016)

There are no material differences noted in the Company's net capital computation and the at December 31, 2017

The accompanying notes are an integral part of these financial statements

Lynx Capital, LLC
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2017

A computation of reserve requirement is not applicable to Lynx Capital, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

Lynx Capital, LLC
Schedule III – Information Relating to Possession or Control Requirements under Rule 15c3-3
As of December 31, 2017

Information relating to possession or control requirements is not applicable to Lynx Capital, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).